UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 20, 2016

Starwood Hotels & Resorts Worldwide, Inc.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-7959	52-1193298
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One StarPoint, Stamford, Connecticut (Address of Principal Executive Offices)	06902 (Zip Code)

Registrant’s telephone number, including area code: (203) 964-6000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                          Entry Into A Material Definitive Agreement

On March 20, 2016, Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), Solar Merger Sub 1, Inc., a Maryland corporation and a wholly owned subsidiary of Starwood (“Holdco”), Solar Merger Sub 2, Inc., a Maryland corporation and a wholly owned subsidiary of Holdco (“Starwood Merger Sub”), Marriott International, Inc., a Delaware corporation (“Marriott”), Mars Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Marriott (“Marriott Corporate Merger Sub”), and Mars Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Marriott (“Marriott LLC Merger Sub”), entered into Amendment Number 1 (the “Amendment”) to the Agreement and Plan of Merger, dated as of November 15, 2015 (the “Merger Agreement”), by and among Starwood, Holdco, Starwood Merger Sub, Marriott, Marriott Corporate Merger Sub and Marriott LLC Merger Sub.

The Amendment increases the merger consideration payable to stockholders of Starwood. Pursuant to the Amendment, stockholders of Starwood will now receive, for each share of Starwood common stock held, 0.80 shares of Marriott common stock and $21.00 in cash, without interest.  Prior to entering into the Amendment, the merger consideration payable to each stockholder of Starwood for each share of Starwood common stock held was 0.92 shares of Marriott common stock and $2.00 in cash, without interest. The Amendment also increases the termination fee payable in connection with the termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by Starwood to enter into a definitive agreement for an acquisition proposal that constitutes a Starwood Superior Proposal (as defined in the Merger Agreement), from $400 million to $450 million. In addition, in circumstances in which Starwood would be required to pay the termination fee to Marriott, Starwood has also agreed to reimburse Marriott for up to $18 million of its out-of-pocket expenses incurred in connection with arranging or obtaining financing for the transactions contemplated by the Merger Agreement.

In addition, Marriott and Starwood have each agreed to convene its respective stockholder meeting to consider the transactions contemplated by the Merger Agreement (as amended by the Amendment) on March 28, 2016 and to immediately adjourn such meeting until April 8, 2016.

All other material terms of the Merger Agreement, which was previously filed by Starwood as Exhibit 2.1 to the Current Report on Form 8-K dated November 16, 2015, remain substantially the same.

The foregoing summary description of the Amendment is subject to and qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Amendment has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms.  It is not intended to provide any other financial information about the parties thereto or their respective subsidiaries and affiliates.  The representations, warranties and covenants contained in the Amendment were made only for purposes of the Amendment and as of specific dates; were solely for the benefit of the parties thereto; may be subject to limitations agreed upon by such parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders.  Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the parties to the Amendment or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amendment which subsequent information may or may not be fully reflected in public disclosures by the parties thereto.

Item 8.01                          Other Events.

As a result of the Amendment, Starwood’s Board of Directors has determined that the previously disclosed proposal from the consortium consisting of Anbang Insurance Group Co., Ltd., J.C. Flowers & Co. and Primavera Capital Limited (the “Consortium”), to acquire all of the outstanding shares of common stock of Starwood for $78.00 per share in cash no longer constitutes a Starwood Superior Proposal (as defined in the Merger Agreement), and Starwood’s Board no longer intends to terminate the Merger Agreement in order to enter into a definitive agreement with the Consortium.

On March 21, 2016, Starwood and Marriott issued a joint press release announcing their entry into the Amendment.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01                          Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1
Amendment Number 1 to Agreement and Plan of Merger, dated March 20, 2016, by and among Starwood Hotels & Resorts Worldwide, Inc., Solar Merger Sub 1, Inc., Solar Merger Sub 2, Inc., Marriott International, Inc., Mars Merger Sub, Inc. and Mars Merger Sub, LLC

99.1	Press Release, dated March 21, 2016

Cautionary Statement Regarding Forward Looking Statements
 This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot International, Inc.’s (“Marriott”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

Date: March 21, 2016	By:	/s/ Kristen W. Prohl
Name: Kristen W. Prohl
Title: Vice President, Chief Regulatory Counsel

EXHIBIT INDEX

Exhibit No.	Description
2.1
Amendment Number 1 to Agreement and Plan of Merger, dated March 20, 2016, by and among Starwood Hotels & Resorts Worldwide, Inc., Solar Merger Sub 1, Inc., Solar Merger Sub 2, Inc., Marriott International, Inc., Mars Merger Sub, Inc. and Mars Merger Sub, LLC

99.1	Press Release, dated March 21, 2016